

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2023

Robert I. Townsend, III
Partner, Cravath, Swaine & Moore LLP
Consolidated Communications Holdings, Inc.
825 8th Avenue
New York, NY 10019

> **Re: Consolidated Communications Holdings, Inc.**
> **SC 13E3 filed November 20, 2023 by Consolidated Communications Holdings, Inc. et al.**
> **File No. 005-80886**
>
> **Preliminary Proxy Statement filed November 20, 2023**
> **File No. 000-51446**

Dear Robert I. Townsend, III:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Please provide us your detailed legal analysis as to why the controlling persons of the Searchlight entities and BCI are not included as filing persons in the Schedule 13E-3.

Preliminary Proxy Statement

Summary Term Sheet, page 1

2.   Please revise the Summary and Q&A sections to shorten them and to avoid duplication.

3.   Please fill in the blanks throughout the proxy statement.

Reasons for the Merger, page 42

4.   Please revise this section as well as the corresponding section for the Searchlight Entities (page 74) to provide the disclosure listed in Instruction 2 to Item 1014 of Regulation M-A.

Certain Financial Forecasts, page 48

5.   We note that you disclosed a summary of the financial forecasts. Please revise your disclosure to include the full financial forecasts. Also, please disclose the material assumptions made for each disclosed Plan.

Opinion of Rothschild & Co US Inc., page 55

6.   Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value for each selected company that is the basis for the multiples disclosed on page 59 with respect to the Selected Public Company Analysis and (ii) the enterprise value for each transaction that resulted in the multiples disclosed on page 61 with respect to the Selected Precedent Transactions Analysis.

Materials Provided to Searchlight Entities by Goldman Sachs and JPM, page 68

7.   We note, on page 71, that the fee payable to Goldman Sachs is to be determined prior to the consummation of the transaction. Please provide an update, if available, or disclose whether there is a cap to the fee that the SL Investor is considering or a formula that it will apply to calculate the fee.

Interests of the Company's Directors and Executive Officers in the Merger, page 83

8.   Please provide the merger proceeds to be received by each director and officer for shares owned.

Form of Proxy Card, page F-1

9.   Please revise the form of proxy to clearly mark it as "Preliminary Copy." Refer to Rule 14a-6(e)(1).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions